

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 20, 2017

Eugen Jiang
Chief Executive Officer
American BriVision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10927

>   **Re: American BriVision (Holding) Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed January 12, 2017**
>   **File No. 333-91436**

Dear Mr. Jiang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Jim B. Rosenberg
>
>   Jim B. Rosenberg
>   Senior Assistant Chief Accountant
>   Office of Healthcare and Insurance

Cc: Joan Wu, Esq. – Hunter Taubman Fischer & Li, LLC